UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Notice to the Market February | 2021

Azul Cargo Revenue Grows 64% in 4Q20

São Paulo, February 03, 2021 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL) announces today that its logistics business unit Azul Cargo Express increased revenues in the fourth quarter of 2020 by 64% year over year. The business set new revenue records in each of the months during the quarter. This growth was driven by broad expansion in all segments of the cargo market, especially e-commerce.

“When Azul was launched 12 years ago, our mission was to increase the size of the passenger market. In logistics our philosophy is the same – our exclusive network and fleet allow us to offer short delivery times at competitive prices, with the potential to transform logistics in Brazil”, said John Rodgerson, Azul’s CEO.

Azul Cargo Express provides a unique and vast array of logistics air services for its customers. The combination of the largest domestic passenger network together with the most flexible fleet is able to provide unmatched fast and reliable service to almost four thousand cities in Brazil.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers around 700 daily flights to over 110 destinations. With an operating fleet of approximately 140 aircraft and more than 9,500 crewmembers, the Company has a network of 203 non-stop routes as of December 31, 2020. In 2019, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and also best regional carrier in South America for the ninth consecutive time by Skytrax. Additionally, in 2019, Azul ranked among the top ten most on–time low-cost carriers in the world, according to OAG. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    February 3, 2021

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer